Exhibit 4.1

TENTH AMENDMENT TO AMENDED AND RESTATED

CREDIT AND FUNDING AGREEMENT

by and among

OLIN CORPORATION

as Borrower

and

THE LENDERS PARTY HERETO

and

PNC BANK, NATIONAL ASSOCIATION

as Administrative Agent

and

PNC CAPITAL MARKETS LLC

as Lead Arranger and Sole Bookrunner

Dated as of February 24, 2021

This TENTH AMENDMENT TO AMENDED AND RESTATED CREDIT AND FUNDING AGREEMENT (this “Amendment”), dated as of February 24, 2021, to the Amended and Restated Credit and Funding Agreement dated as of December 9, 2010, as amended by the First Amendment thereto dated as of December 27, 2010, the Second Amendment thereto dated as of April 27, 2012, the Third Amendment thereto dated as of June 23, 2014, the Fourth Amendment thereto dated as of June 23, 2015, the Fifth Amendment thereto dated as of September 29, 2016, the Sixth Amendment thereto dated as of March 9, 2017, the Seventh Amendment thereto dated as of July 16, 2019, the Eighth Amendment thereto dated as of December 20, 2019 and the Ninth Amendment thereto dated as of May 8, 2020 (the “Credit and Funding Agreement”), among OLIN CORPORATION, a Virginia corporation (the “Borrower”), the Lenders and other parties party thereto from time to time and PNC BANK, NATIONAL ASSOCIATION, as Administrative Agent.

RECITALS

A.          Pursuant to the Credit and Funding Agreement, the Lenders have extended credit to the Borrower, on the terms and subject to the conditions set forth therein.

B.          The (1) $50,000,000 The Industrial Development Authority of Washington County Gulf Opportunity Revenue Bonds (Olin Corporation Project), Series 2010A, (2) $20,000,000 The Industrial Development Authority of Washington County Recovery Zone Facility Revenue Bonds (Olin Corporation Project), Series 2010B, (3) $42,000,000 The Mississippi Business Finance Corporation Recovery Zone Facility Revenue Bonds (Olin Corporation Project), Series 2010 and (4) $41,000,000 The Industrial Development Board of the County of Bradley and the City of Cleveland, Tennessee Recovery Zone Facility Revenue Bonds (Olin Corporation Project), Series 2010 (collectively, the “Bonds”) were sold to the Lenders pursuant to the Credit and Funding Agreement.

C.          The Borrower has requested that the Credit and Funding Agreement be amended as set forth herein.

D.          The Lenders are willing to agree to such amendments on the terms and conditions set forth herein.

Accordingly, in consideration of the agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1
DEFINITIONS

1.1.          Definitions.  Except as otherwise expressly provided herein, capitalized terms used in this Amendment shall have the meanings given to them in Section 1.01 of the Credit and Funding Agreement.

1.2.          Rules of Interpretation.  Except as otherwise expressly provided herein, the rules of interpretation set forth in Section 1.02 of the Credit and Funding Agreement shall apply mutatis mutandis to this Amendment.

ARTICLE 2
AMENDMENTS

2.1.          Additional Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by adding the following definitions in the appropriate alphabetical order therein:

“Finance Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as finance leases on a balance sheet of such Person under GAAP.  The amount of such obligations shall be the recognized amount thereof determined in accordance with GAAP.  For the avoidance of doubt, the definition of “Finance Lease Obligations” excludes any obligations classified and accounted for as operating lease obligations in accordance with GAAP.

“Tenth Amendment Effective Date” means February 24, 2021.

2.2.          Amended Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by amending and restating the following definitions:

“Consolidated EBITDA” means, for any period, Consolidated Net Income for such period (adjusted to exclude all extraordinary, unusual or non-recurring items and any gains or losses on sales of assets outside the ordinary course of business) plus, without duplication and (except with respect to synergies included in Consolidated Cost Savings) to the extent deducted in calculating such Consolidated Net Income for such period, the sum of (a) income tax expense, (b) interest expense, amortization or writeoff of debt discount with respect to Indebtedness (including the Advances), (c) depreciation and amortization expense, (d) amortization of intangibles (including, but not limited to, goodwill) and organization costs, (e) Consolidated Cost Savings; provided that with respect to any four-fiscal quarter period, the aggregate amount added back in the calculation of Consolidated EBITDA for such period pursuant to this clause (e) shall not exceed 10% of Consolidated EBITDA (calculated prior to giving effect to any add-backs pursuant to this clause (e)); provided further that no amounts pursuant to this clause (e) may be added back for any fiscal quarter ending prior to December 31, 2021 unless such amounts relate to actions that have already been taken at the time of the proposed addback, (f) costs and expenses incurred in connection with the implementation of Initiatives, (g)  any other non-cash charges, (h) upon the Borrower or a Subsidiary assuming substantial control of the management and operation of the Lake City Army Ammunition Plant in Independence, Missouri (as determined by the Borrower in good faith) and only to the extent that the Borrower or a Subsidiary maintains such substantial control, Consolidated EBITDA shall be increased pursuant to this clause (h) by (w) for the Reference Period ending on September 30, 2020, $50,000,000, (x) for the Reference Period ending on December 31, 2020, $40,000,000, (y) for the Reference Period ending on March 31, 2021, $30,000,000 and (z) for the Reference Period ending on June 30, 2021, $20,000,000; provided that for any Reference Period ending after

June 30, 2021, no amounts pursuant to this clause (h) may be included and (i) in order to give pro forma effect to the new direct supply contract entered into with Shintech Inc. to provide vinyl chloride monomer and only to the extent that such new direct supply contract is in effect, Consolidated EBITDA shall be increased pursuant to this clause (i) by (w) for the Reference Period ending on December 31, 2020, $75,000,000, (x) for the Reference Period ending on March 31, 2021, $56,250,000, (y) for the Reference Period ending on June 30, 2021, $37,500,000 and (z) for the Reference Period ending on September 30, 2021, $18,750,000; provided that for any Reference Period ending after September 30, 2021, no amounts pursuant to this clause (i) may be included, (j) [reserved], and (k) fees and expenses incurred in connection with any acquisition, investment, disposition, issuance or repayment of debt, issuance of equity, refinancing transaction or amendment or other modification of any debt instrument (including the Loan Documents), in each case whether or not successful, minus, (i) any cash payments made during such period in respect of items described in clause (g) above subsequent to the fiscal quarter in which the relevant non-cash charge was reflected as a charge in the statement of Consolidated Net Income and (ii) to the extent included in calculating such Consolidated Net Income for such period, any non-cash income (other than amounts accrued in the ordinary course of business under accrual-based revenue recognition procedures in accordance with GAAP). For the purposes of calculating Consolidated EBITDA for any Reference Period pursuant to any determination of the Consolidated Leverage Ratio, if during such Reference Period the Company or any Subsidiary shall have made a Material Acquisition or a Material Disposition, Consolidated EBITDA for such Reference Period shall be calculated after giving pro forma effect thereto as if such Material Acquisition or Material Disposition, as applicable, occurred on the first day of such Reference Period.

“Consolidated Leverage Ratio” means, as at the last day of any Reference Period, the ratio of (a) (i) Consolidated Total Debt on such date minus (ii) the amount of all unrestricted cash and cash equivalents on such date in each case that is held in deposit or other investment accounts owned by and under the control of the Borrower or any of its Subsidiaries and not subject to any restriction as to its use, to (b) Consolidated EBITDA, for such Reference Period. The Consolidated Leverage Ratio shall be calculated on the date on which the Borrower delivers to the Administrative Agent the financial statements required to be delivered pursuant to Section 6.01(i)(i) and (ii) or (iii), as the case may be, and the certificate required to be delivered pursuant to Section 6.01(i)(iv) demonstrating such ratio.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (f) all Guarantees by such Person of Indebtedness of others, (g) all Finance Lease Obligations of such Person and all obligations of such Person under synthetic leases, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, other than letters of credit and letters of guaranty issued to support obligations (other than Indebtedness) incurred in the ordinary course of business, (i) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances and (j) all obligations of such Person in respect of a Permitted Receivables Facility if and to the extent that such obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefore as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Permitted Receivables Facility” means one or more accounts receivable securitization facilities established by a Receivables Subsidiary and one or more of the Borrower or its Subsidiaries, whereby the Borrower or one or more of its Subsidiaries shall sell, assign, contribute or otherwise transfer accounts receivables of the Borrower or its Subsidiaries to such Receivables Subsidiary in exchange for cash, subordinated indebtedness of the Receivables Subsidiary, the issuance of letters of credit and other appropriate consideration, and the Receivables Subsidiary in turn shall sell, assign, pledge or otherwise transfer such accounts receivable (or undivided fractional interests therein) to buyers, purchasers or lenders (or shall otherwise borrow against such accounts receivable), so long as (a) except as set forth in clause (b) of this definition, no portion of the Indebtedness or any other obligation (contingent or otherwise) under such Permitted Receivables Facility shall be guaranteed by the Borrower or any of its Subsidiaries (other than the Receivables Subsidiary), (b) there shall be no recourse or obligation to the Borrower or any of its Subsidiaries (other than the Receivables Subsidiary) whatsoever other than pursuant to representations, warranties, covenants, indemnities and performance guarantees or undertakings (which shall exclude any guarantees of principal of, and interest on such Permitted Receivables Facility) entered into in connection with such Permitted Receivables Facility that in the reasonable opinion of the Borrower are customary for securitization transactions and (c) none of the Borrower nor any of its Subsidiaries (other than the Receivables Subsidiary) shall have provided, either directly or indirectly, any other credit support of any kind in connection with such Permitted Receivables Facility, except as set forth in clause (b) of this definition.

“Pricing Level” means, as of any date of determination, the “Pricing Level” set forth below as then applicable:

Consolidated Leverage Ratio	Pricing Level

Less than or equal to 1.50:1.00	I

Greater than 1.50:1.00 but less
than or equal to 2.50:1.00	II

Greater than 2.50:1.00 but less
than or equal to 3.50:1.00	III

Greater than 3.50:1.00 but less	IV
than or equal to 4.50:1:00

Greater than 4:50:1.00	V

For purposes of this definition, the Pricing Level shall be deemed to be Level V from the Tenth Amendment Effective Date until the delivery of the certificate referenced in Section 6.01(i)(iv) for the Reference Period ending on June 30, 2021. Thereafter, the Pricing Level shall be determined as at the end of each Reference Period based upon the calculation of the Consolidated Leverage Ratio for such Reference Period. The Designated Basis Points, which shall be used to calculate the Direct Purchase Rate, shall be adjusted (if necessary) upward or downward on the first day following delivery of the certificate referred to in Section 6.01(i)(iv).

“Prime Rate” means the sum of the (i) interest rate per annum announced from time to time by the Administrative Agent at its Principal Office as its then prime rate, which rate may not be the lowest or most favorable rate then being charged commercial Borrower or others by the Administrative Agent and (ii) Prime Margin set forth in Schedule 1, which shall be deemed to be Pricing Level V from the Tenth Amendment Effective Date until the delivery of the certificate referenced in Section 6.01(i)(iv) for the Reference Period ending on June 30, 2021, and thereafter shall be determined at the end of each Reference Period based upon the calculation of the Consolidated Leverage Ratio for such Reference Period.  Any change in the Prime Rate shall take effect at the opening of business on the day such change is announced.

“Receivables Related Assets” means, collectively, accounts receivable, instruments, chattel paper, obligations, general intangibles and other similar assets, in each case relating to receivables sold, transferred or otherwise disposed of in accordance with this Agreement, including interests in merchandise or goods, the sale or lease of which gave rise to such receivables, related contractual rights, guarantees, insurance proceeds, collections and proceeds of all of the foregoing.

“Receivables Subsidiary” means a Wholly Owned Subsidiary of the Borrower that has been established as a “bankruptcy remote” Subsidiary for the sole purpose of acquiring Receivables Related Assets under a Permitted Receivables Facility and that shall not engage in any activities other than in connection with a Permitted Receivables Facility. In jurisdictions where trusts or other funding vehicles are used to purchase Receivables Related Assets in connection with receivables securitization transactions, “Receivables Subsidiary” shall include such trusts or other funding vehicles.

2.3.          Amended Definition. The term LIBOR set forth in Section 1.01 of the Credit and Funding Agreement is hereby amended by deleting the proviso at the end thereof.

2.4.          Deleted Definitions. Section 1.01 of the Credit and Funding Agreement is hereby amended by deleting the definitions of “Capital Lease Obligations” and “Invested Amounts”.

2.5.          Section 2.02 – Bond Interest and Principal Payments.  Section 2.02 of the Credit and Funding Agreement is hereby amended to include Section 2.02(e) as follows:

(e) LIBOR Notification.  Section 2.02(f) of this Agreement provides a mechanism for determining an alternative rate of interest in the event that the London interbank offered rate is no longer available or in certain other circumstances. The Administrative Agent does not warrant or accept any responsibility for and shall not have any liability with respect to, the administration, submission or any other matter related to the London interbank offered rate or other rates in the definition of “LIBOR Rate” or with respect to any alternative or successor rate thereto, or replacement rate therefor.

2.6.          Section 2.02 – Bond Interest and Principal Payments.  Section 2.02 of the Credit and Funding Agreement is hereby amended to include Section 2.02(f) as follows:

(f)  Benchmark Replacement Setting.

(i) Benchmark Replacement.  Notwithstanding anything to the contrary herein or in any other Loan Documents (and any agreement executed in connection with a Lender Provided Interest Rate Hedge shall be deemed not to be a “Loan Document” for purposes of this Section titled “Benchmark Replacement Setting”), if a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (1) or (2) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Documents in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Documents and (y) if a Benchmark Replacement is determined in accordance with clause (3) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Documents in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Documents so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders.

(ii) Benchmark Replacement Conforming Changes.  In connection with the implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Documents, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Documents.

(iii)  Notices; Standards for Decisions and Determinations.  The Administrative Agent will promptly notify the Borrower and the Lenders of (A) any occurrence of a Benchmark Transition Event, a Term SOFR Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date, (B) the implementation of any

Benchmark Replacement, (C) the effectiveness of any Benchmark Replacement Conforming Changes, (D) the removal or reinstatement of any tenor of a Benchmark pursuant to paragraph (iv) below and (E) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Subsection titled “Benchmark Replacement Setting,” including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Documents, except, in each case, as expressly required pursuant to this Section titled “Benchmark Replacement Setting.”

(iv)  Unavailability of Tenor of Benchmark.  Notwithstanding anything to the contrary herein or in any other Loan Documents, at any time (including in connection with the implementation of a Benchmark Replacement), (A) if the then-current Benchmark is a term rate (including Term SOFR or USD LIBOR) and either (I) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (II) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (B) if a tenor that was removed pursuant to clause (A) above either (I) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (II) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(v)  Benchmark Unavailability Period.  Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for Bonds bearing interest based on USD LIBOR, conversion to or continuation of Bonds bearing interest based on USD LIBOR to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for Bonds of or conversion to Bonds bearing interest under the Base Rate. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of the Base Rate based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of the Base Rate.

(vi) Secondary Term SOFR Conversion.  Notwithstanding anything to the contrary herein or in any other Loan Documents and subject to the proviso below in this paragraph, if a Term SOFR Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (A) the applicable Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder or under any Loan Document in respect of such Benchmark setting (the “Secondary Term SOFR Conversion Date”) and subsequent Benchmark settings, without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document; and (B) Bonds outstanding on the Secondary Term SOFR Conversion Date bearing interest based on the then-current Benchmark shall be deemed to have been converted to Bonds bearing interest at the Benchmark Replacement with a tenor approximately the same length as the interest payment period of the then-current Benchmark; provided that, this paragraph (vi) shall not be effective unless the Administrative Agent has delivered to the Lenders and the Borrower a Term SOFR Notice.

(vii) Certain Defined Terms.  As used in this Subsection titled “Benchmark Replacement Setting”:

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if the then current Benchmark is a term rate or is based on a term rate, any tenor for such Benchmark that is or may be used for determining the length of an Interest Period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to paragraph (iv) of this Section titled “Benchmark Replacement Setting”, or (y) if the then current Benchmark is not a term rate nor based on a term rate, any payment period for interest calculated with reference to such Benchmark pursuant to this Agreement as of such date.  For the avoidance of doubt, the Available Tenor for the Daily LIBOR Rate is one month.

“Benchmark” means, initially, USD LIBOR; provided that if a Benchmark Transition Event a Term SOFR Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date have occurred with respect to USD LIBOR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to paragraph (i) of this Subsection titled “Benchmark Replacement Setting.”

“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(1)	the sum of: (a) Term SOFR and (b) the related Benchmark Replacement Adjustment;

(2)	the sum of (a) Daily Simple SOFR and (b) the related Benchmark Replacement Adjustment;

(3)	the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the then-

current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement for the then-current Benchmark for U.S. dollar-denominated syndicated credit facilities at such time and (b) the related Benchmark Replacement Adjustment;

provided that, in the case of clause (1), such Unadjusted Benchmark Replacement is displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion; provided, further, that, with respect to a Term SOFR Transition Event, on the applicable Benchmark Replacement Date, the “Benchmark Replacement” shall revert to and shall be determined as set forth in clause (1) of this definition. If the Benchmark Replacement as determined pursuant to clause (1), (2) or (3) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Available Tenor for any setting of such Unadjusted Benchmark Replacement:

(1)	for purposes of clauses (1) and (2) of the definition of “Benchmark Replacement,” the first alternative set forth in the order below that can be determined by the Administrative Agent:

(a)          the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Available Tenor that has been selected or recommended by the Relevant Governmental Body for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for the applicable Corresponding Tenor;

(b)          the spread adjustment (which may be a positive or negative value or zero) as of the Reference Time such Benchmark Replacement is first set for such Available Tenor that would apply to the fallback rate for a derivative transaction referencing the ISDA Definitions to be effective upon an index cessation event with respect to such Benchmark for the applicable Corresponding Tenor; and

(2)
for purposes of clause (3) of the definition of “Benchmark Replacement,” the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date or (ii)

any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated syndicated credit facilities;

provided that, (x) in the case of clause (1) above, such adjustment is displayed on a screen or other information service that publishes such Benchmark Replacement Adjustment from time to time as selected by the Administrative Agent in its reasonable discretion and (y) if the then-current Benchmark is a term rate, more than one tenor of such Benchmark is available as of the applicable Benchmark Replacement Date and the applicable Unadjusted Benchmark Replacement will not be a term rate, the Available Tenor of such Benchmark for purposes of this definition of “Benchmark Replacement Adjustment” shall be deemed to be the Available Tenor that has approximately the same length (disregarding business day adjustments) as the payment period for interest calculated with reference to such Unadjusted Benchmark Replacement.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Base Rate,” the definition of “Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent reasonably decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark Replacement exists, in such other manner of administration as the Administrative Agent reasonably decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)
in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof);

(2)
in the case of clause (3) of the definition of “Benchmark Transition Event,” the date determined by the Administrative Agent, which date shall promptly follow the date of the public statement or publication of information referenced therein;

(3)
in the case of a Term SOFR Transition Event, the date that is set forth in the Term SOFR Notice provided to the Lenders and the Borrower pursuant to this Section titled “Benchmark Replacement Setting”, which date shall be at least 30 days from the date of the Term SOFR Notice; or

(4)
in the case of an Early Opt-in Election, the sixth (6th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, so long as the Administrative Agent has not received, by 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Early Opt-in Election is provided to the Lenders, written notice of objection to such Early Opt-in Election from Lenders comprising the Required Lenders.

For the avoidance of doubt, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)
a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(2)
a public statement or publication of information by an Official Body having jurisdiction over the Administrative Agent, the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(3)
a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) or an Official Body having jurisdiction over the Administrative Agent announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Documents in accordance with this Subsection titled “Benchmark Replacement Setting” and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Documents in accordance with this Subsection titled “Benchmark Replacement Setting.”

“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding business day adjustment) as such Available Tenor.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

“Early Opt-in Election” means, if the then-current Benchmark is USD LIBOR, the occurrence of:

(1)
a notification by the Administrative Agent to (or the request by the Borrower to the Administrative Agent to notify) each of the other parties hereto that U.S. dollar-denominated syndicated credit facilities being executed at such time generally contain (as a result of amendment or as originally executed) a SOFR-based rate (including SOFR, a term SOFR or any other rate based upon SOFR) as a benchmark rate (and such syndicated credit facilities are identified in such notice and are publicly available for review), and

(2)	the joint election by the Administrative Agent and the Borrower to trigger a fallback from USD LIBOR and the provision by the Administrative Agent of written notice of such election to the Lenders.

“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to USD LIBOR or, if no floor is specified, zero.

“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time by the International Swaps and Derivatives Association, Inc. or such successor thereto.

“Reference Time” with respect to any setting of the then-current Benchmark means (1) if such Benchmark is USD LIBOR, 11:00 a.m. (London time) on the Interest Rate Determination Date, and (2) if such Benchmark is not USD LIBOR, the time determined by the Administrative Agent in its reasonable discretion.

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

“SOFR” means, with respect to any Business Day, a rate per annum equal to the secured overnight financing rate for such Business Day published by the SOFR Administrator on the SOFR Administrator’s Website on the immediately succeeding Business Day.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“Term SOFR” means, for the applicable Corresponding Tenor as of the applicable Reference Time, the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Term SOFR Notice” means a notification by the Administrative Agent to the Lenders and the Borrower of the occurrence of a Term SOFR Transition Event.

“Term SOFR Transition Event” means the determination by the Administrative Agent that (a) Term SOFR has been recommended for use by the Relevant Governmental Body, and is determinable for each Available Tenor, (b) the administration of Term SOFR is administratively feasible for the Administrative Agent and (c) a Benchmark Transition Event has previously occurred resulting in a Benchmark Replacement in accordance with Subsection titled “Benchmark Replacement Setting” that is not Term SOFR.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“USD LIBOR” means the London interbank offered rate for U.S. dollars, or LIBOR (as defined in the Agreement), as appropriate.

2.7.          Section 6.02(a)–Negative Covenants. Section 6.02(a) of the Credit and Funding Agreement is hereby amended by (a) deleting the word “and” at the end of clause (xiv) thereof, (b) deleting the period at the end of clause (xv) thereof and substituting “; and” therefor and (c) adding the following new clause (xvi) thereto:

(xvi) Liens arising in connection with the financing of insurance premiums in the ordinary course of business.

2.8.          Section 6.02(b)–Negative Covenants. Section 6.02(b) of the Credit and Funding Agreement is hereby amended by (a) deleting the term “Capital Lease Obligations” from clause (iii) thereof and substituting therefor the term “Finance Lease Obligations”, (b) deleting the word “and” at the end of clause (ix) thereof, (c) deleting the period at the end of clause (x) thereof and substituting therefor “; and” and (d) adding the following new clause (xi) thereto:

(xi) Indebtedness in connection with the financing of insurance premiums in the ordinary course of business.

2.9.          Section 6.02(g)–Negative Covenants. Section 6.02(g)(xi) of the Credit and Funding Agreement is hereby amended by amending and restating Section 6.02(g)(xi) in its entirety as follows:

(xi) Dispositions of Receivables Related Assets (A) to or by a Receivables Subsidiary in connection with a Permitted Receivables Facility or (B) in connection with non-recourse factoring or similar arrangements in the ordinary course of business;

2.10.          Section 7.01(d)–Events of Default. Section 7.01(d) of the Credit and Funding Agreement is hereby amended by amending and restating Section 7.01(d) in its entirety as follows:

The Borrower or any Subsidiary shall fail to pay any installment of principal of or any premium or interest on any Indebtedness, which is outstanding in a principal amount of at least $50,000,000 in the aggregate (but excluding Indebtedness outstanding hereunder) of the Borrower or such Subsidiary (as the case may be), when the same becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness, or any other event shall occur or condition shall exist under any agreement or instrument relating to any such Indebtedness and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such event or condition is to accelerate, or to permit the acceleration of, the maturity of such Indebtedness, or any Indebtedness of the Borrower or any Subsidiary which is outstanding in an aggregate principal amount of at least $50,000,000 shall, for any reason, be accelerated (it being understood that a mandatory prepayment on the sale of any asset shall be deemed not to be an acceleration of the Indebtedness secured by such asset); provided that any failure to pay or event or condition described above in this clause (d) which is remedied, or waived (including in the form of an amendment) by the requisite holders of such Indebtedness, prior to the acceleration of such Indebtedness and the exercise of any remedies under the Loan Documents (as defined in the BofA Credit Agreement) shall not constitute an Event of Default pursuant to this clause (d); or

2.11.          Schedule 1 to the Credit and Funding Agreement is hereby amended and restated in its entirety with SCHEDULE 1 attached hereto.  The amendment to Schedule 1 shall be effective only upon either (1) the receipt from nationally recognized bond counsel acceptable to the Administrative Agent of one or more opinions with respect to all outstanding Bonds to the effect that the amendments set forth herein will have no adverse effect upon the exclusion from gross income for federal income tax purposes of the interest on the Bonds or (2) action by the AL Issuer, the MS Issuer and the TN Issuer to reissue or concurrently refund the applicable series of Bonds (i.e., the AL Bonds, the MS Bonds or the TN Bonds) by issuing a new series of bonds (any such new series, “Current Refunding Bonds”) in order to include in the calculation of the Direct Purchase Rate the Designated Basis Points for the Pricing Levels set forth in Schedule 1 for the new Current Refunding Bonds, which such Current Refunding Bonds will be deemed purchased by the Lenders upon such Current Refunding Bonds’ issuance in exchange for the refunded Bonds held by each Lender, and which must be accompanied by one or more opinions of nationally recognized bond counsel acceptable to the Administrative Agent to the effect that interest on each series of Current Refunding Bonds is excludable from gross income for federal income tax purposes, and each series of Current Refunding Bonds is duly authorized, executed and delivered by its respective Issuer, and as to such other matters reasonably requested by the Administrative Agent.

Provided that if either of the conditions described in (1) or (2) above (the “Tax-Exempt Conditions”) is satisfied prior to May 15, 2021, with respect to any series of Bonds, then the amendment to Schedule 1 reflecting the tax-exempt rate shall be effective with respect to that separate series of Bonds or Current Refunding Bonds.

Provided further that in the event that none of the Tax-Exempt Conditions are satisfied prior to May 15, 2021, then beginning on May 16, 2021, the Bonds shall accrue interest at the rate determined by using the Taxable Pricing Grid set forth in Schedule 1.

ARTICLE 3
MISCELLANEOUS

3.1.          Effectiveness.  This Amendment is effective as of the date hereof upon its execution and delivery by the Borrower and each Lender. The Administrative Agent shall promptly notify the Lenders of the occurrence of the effectiveness of this Amendment. On and after the date hereof, each reference in the Credit and Funding Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import referring to the Credit and Funding Agreement and each reference in each of the other Loan Documents to “the Credit and Funding Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit and Funding Agreement shall mean and be a reference to the Credit and Funding Agreement as amended by this Amendment.

3.2.          Representations and Warranties.  The Borrower hereby represents and warrants to the Lenders and the Administrative Agent that (a) after giving effect to this Amendment, the representations and warranties set forth in the Credit and Funding Agreement are correct in all material respects on and as of the date hereof as though made on and as of the date hereof and (b) no event has occurred and is continuing which constitutes an Event of Default or which would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

3.3.          No Waiver.  Except as specifically amended or modified pursuant to the terms of this Amendment, the terms and conditions of the Credit and Funding Agreement and the other Loan Documents remain in full force and effect. Nothing herein shall limit in any way the rights and remedies of the Lenders or the Administrative Agent under the Credit and Funding Agreement (as amended and modified hereby) and the other Loan Documents.

3.4.          Counterparts.  This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or in electronic (i.e., “pdf’ or “tif’) format shall be effective as delivery of a manually executed counterpart of this Amendment.  The words “execution,” “signed,” “signature,” and words of like import in this Amendment shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

3.5.          Governing Law.  This Amendment and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon arising out of or relating to this Amendment and the transactions contemplated hereby shall be governed by, and construed in accordance with, the law of the State of New York.

[Signature page follows.]

[SIGNATURE PAGE TO TENTH AMENDMENT TO
AMENDED AND RESTATED CREDIT AND FUNDING AGREEMENT]

IN WITNESS WHEREOF, the parties hereto, by their officers thereunto duly authorized, have executed this Agreement as of the day and year first above written.

OLIN CORPORATION

By:	/s/ Teresa M. Vermillion
Name:	Teresa M. Vermillion
Title:	Vice President and Treasurer

[SIGNATURE PAGE TO TENTH AMENDMENT TO
AMENDED AND RESTATED CREDIT AND FUNDING AGREEMENT]

WELLS FARGO BANK, N.A.		BANK OF AMERICA, N.A.

By:	/s/ Nathan R. Rantala	By:	/s/ Jason Payne
Name:	Nathan R. Rantala	Name:	Jason Payne
Title:	Managing Director	Title:	Senior Vice President

THE NORTHERN TRUST COMPANY		TRUIST BANK (f/k/a Branch Banking and Trust Company)

By:	/s/ Molly Drennan	By:	/s/ Alexander Harrison
Name:	Molly Drennan	Name:	Alexander Harrison
Title:	Senior Vice President	Title:	Vice President

BOKF, N.A. d/b/a		PNC BANK, NATIONAL ASSOCIATION,
BANK OF OKLAHOMA		Individually and as Administrative Agent

By:	/s/ Timberly Harding	By:	/s/ Michael L. Monninger
Name:	Timberly Harding	Name:	Michael L. Monniger
Title:	Senior Vice President	Title:	Senior Vice President

SCHEDULE 1

PRICING GRID
VARIABLE PRICING AND FEES BASED ON CONSOLIDATED LEVERAGE RATIO
(PRICING EXPRESSED IN BASIS POINTS)

Pricing Level	Applicable Commitment Fee Rate*	Designated Basis Points	Prime Margin
I	N/A	100.0	0.000%
II	N/A	125.0	0.250%
III	N/A	150.0	0.500%
IV	N/A	175.0	0.750%
V	N/A	200.0	1.000%
*At the time of execution of the Third Amendment to Amended and Restated Credit and Funding Agreement, the Draw Down Period had expired and the Applicable Commitment Fee Rate was no longer applicable.

For purposes of determining the Designated Basis Points for computing the Direct Purchase Rate and the Applicable Commitment Fee Rate:

(a)       The Designated Basis Points and the Applicable Commitment Fee Rate shall be determined on the Tenth Amendment Effective Date based on Pricing Level V.

(b)       The Designated Basis Points and the Applicable Commitment Fee Rate shall be recomputed as of the end of each Reference Period ending on or after June 30, 2021 based on the Consolidated Leverage Ratio. Any increase or decrease in the Designated Basis Points and the Applicable Commitment Fee Rate computed as of such Reference Period shall be effective on the date on which the Certificate evidencing such computation is due to be delivered under Section 6.01(i)(iv).

(c)        If, as a result of any restatement of or other adjustment to the financial statements of the Borrower or for any other reason, the Borrower or the Lenders determine that (i) the Consolidated Leverage Ratio as calculated by the Borrower as of any applicable date was inaccurate and (ii) a proper calculation of the Consolidated Leverage Ratio would have resulted in higher pricing for such period, the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders, promptly on demand by the Administrative Agent (or, after the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States, automatically and without further action by the Administrative Agent or any Lender), an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period.  This paragraph shall not limit the rights of the

Administrative Agent or any Lender, as the case may be, under Article V.  The Borrower’s obligations under this paragraph shall survive the termination of the Commitments and the repayment of all other Obligations hereunder.

TAXABLE PRICING GRID
VARIABLE PRICING AND FEES BASED ON CONSOLIDATED LEVERAGE RATIO
(PRICING EXPRESSED IN BASIS POINTS)

Pricing Level	Applicable Commitment Fee Rate*	Designated Basis Points	Prime Margin
I	N/A	150.0	0.500%
II	N/A	175.0	0.750%
III	N/A	200.0	1.000%
IV	N/A	225.0	1.250%
V	N/A	250.0	1.500%

EFFECT OF DETERMINATION OF TAXABILITY

In the event that a Determination of Taxability occurs with respect to any of the AL Bonds, MS Bonds and/or TN Bonds:

(a)         Accrued and unpaid interest on the affected Bonds shall be due and payable at the rate determined by using the Taxable Pricing Grid set forth above commencing on the next Interest Payment Date after the date on which the Determination of Taxability occurs.

(b)          In addition to future payments of accrued and unpaid interest on the affected Bonds at the rate determined by using the Taxable Pricing Grid set forth above in accordance with paragraph (a), the Borrower shall pay to the Holders of the affected Bonds the amount by which (i) the interest that would have accrued on the principal amount of the affected Bonds at the Taxable Rate during the period (A) beginning on the date determined by the Internal Revenue Service as the date on which the interest on such Bonds became includible in gross income of the Holders, and (B) ending on the earlier to occur of the date on which unpaid interest began to accrue at the rate determined by using the Taxable Pricing Grid set forth above under paragraph (a) or the date on which the principal amount of the affected Bonds was paid in full, exceeds (ii) the interest actually paid on the principal amount of the affected Bond for such period; provided, however, that in no event shall the amount due to any Holder under this paragraph (b) exceed the out-of-pocket costs actually incurred by such Holder as a result of the Determination of Taxability.

Capitalized terms used in this Schedule I under the heading “Effect of Determination of Taxability” with respect to any Bond, if not defined in the Credit and Funding Agreement, shall have the meanings assigned in the applicable Indenture. In the event of a conflict between the terms and conditions of the provisions of this Schedule I under the heading “Effect of Determination of Taxability” and the terms and conditions of other Loan Documents, the terms and conditions contained in this Schedule I shall govern.